Appendix 4E
Preliminary Final Report

Opthea Limited ABN 32 006 340 567

YEAR ENDED JUNE 30, 2025

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	June 30, 2025 US$ (000's)	June 30, 2024 US$ (000's)	Movement %
Results			
Revenues from ordinary activities	5,557	3,520	Up 57.9%
Loss from ordinary activities after tax attributable to members	(162,791)	(220,242)	Loss has decreased 26.1%
Loss for the year attributable to members	(162,791)	(220,242)	Loss has decreased 26%
NTA Backing			
Net tangible asset backing per ordinary security	(0.16)	(0.07)	

Dividend distribution

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

This report is based on the attached unaudited consolidated financial report.

COMMENTARY ON RESULTS

FINANCIAL PERFORMANCE

The consolidated results of Opthea and its subsidiaries (the Group) for the year reflect the Group's investment in advancing, and as a result of the negative Phase III trials and termination costs for sozinibercept in wet AMD.

A summary of the results is as follows:

- The major expenditure of the Group has been in relation to Research & Development ("R&D"), in particular costs associated with the Phase 3 clinical trials;
- Total R&D expenditure amounted to US$126,832 (2024: US$176,326). Including personnel costs and other R&D support costs, total expenditure in R&D tax claim amounted to US$16,535 (2024: US$23,899);
- Opthea received an R&D tax incentive payment during the year of US$10,398 (2024: US$5,926); and
- The consolidated net loss of the Group for the year was US$162,791 after an income tax benefit of US$6,947 (2024: loss of US$220,242 after an income tax benefit of US$9,412).

FINANCIAL POSITION

The Group's statement of financial position includes the following key balances:

- Consolidated cash balances as of June 30, 2025 amounted to US$48,443 (2024: US$172,471);
- Receivables of US$7,606 (2024: US$11,824) include the Opthea Group's expected refund of R&D tax incentives for the year to June 2025 of US$7,187 (2024: US$10,398);
- The Group has a net current asset (deficit)/surplus of US$(201,069) (2024: US$124,137); and
- The net tangible asset backing per share as at June 30, 2025 was (US$0.16) (2024: (US$0.07)); Opthea's share price was A$0.60 (2024: A$0.35).

DIVIDEND

The company is not proposing to pay dividend in respect of the year ended June 30, 2025.

STATUS – AUDIT

The Appendix 4E Preliminary Financial Report has been prepared in accordance with ASX Listing Rule 4.3A and has been derived from the unaudited Financial Report. The Financial Report is currently being audited. Given the uncertainties relating to the future operations of the business, including the Group's ability to reformulate OPT-302 for use in treating other diseases, the audit opinion will contain a material uncertainty paragraph relating to going concern.

Financial Report

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
Revenue	7	25	125
Other income	8	121	137
Research and development expenses (includes amounts paid to related parties $10,021, 2024: $3,043)	9	(126,832)	(176,326)
Administrative expenses (includes amounts paid to related parties $275, 2024: Nil)	10	(29,076)	(15,778)
Total operating expense		**(155,908)**	**(192,104)**
Operating Loss		**(155,762)**	**(191,842)**
Finance income	11	5,532	3,395
Interest expense on DFA (includes amounts to related parties $32,793 2024: $24,699)*	12	(46,457)	(30,263)
Gain on remeasurement of financial liability – DFA	13	–	387
Fair value gain (loss) on derivatives – investor options	14	28,283	(11,224)
Net foreign exchange loss	15	(1,334)	(107)
Loss before income tax		**(169,738)**	**(229,654)**
Income tax benefit	16	6,947	9,412
Loss for the year		**(162,791)**	**(220,242)**
Other comprehensive income			
Other comprehensive income for the year, net of tax		–	–
Total comprehensive loss for the year		**(162,791)**	**(220,242)**
Loss for the year is attributable to:			
Owners of the Company	30	(162,791)	(220,242)
		(162,791)	**(220,242)**
Total comprehensive loss for the year is attributable to:			
Owners of the Company		(162,791)	(220,242)
Total net loss for the year		**(162,791)**	**(220,242)**
Loss per share attributable to the owners of the Company:			
– Basic and diluted loss per share (cents)	17	(13.29)	(34.51)

*   Development Funding Agreement ("DFA").

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position

At June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
ASSETS			
Current assets			
Cash and cash equivalents	18	48,443	172,471
Current tax receivable	16	7,187	10,398
Receivables	19	419	1,426
Prepayments (includes amounts owed by related parties $Nil (2024: $2,724)	20	750	3,897
Total current assets		**56,799**	**188,192**
Non-current assets			
Equipment		–	48
Right-of-use asset	21	–	84
Prepayments (includes amounts owed by related party $Nil (2024: $450)	22	–	467
Total non-current assets		**–**	**599**
Total assets		**56,799**	**188,791**
LIABILITIES			
Current liabilities			
Payables	23	9,736	38,104
Lease liabilities	26	–	93
Derivative financial liabilities – investor options	25	–	24,840
Financial liabilities – DFA (includes amounts due to a related party Nil, 2024: $Nil)	27	246,993	–
Provisions	24	1,139	1,018
Total current liabilities		**257,868**	**64,055**
Non-current liabilities			
Financial liabilities – DFA (includes amounts due to a related party $Nil, 2024: $141,554)		–	200,536
Provisions	28	–	10
Total non-current liabilities		**–**	**200,546**
Total liabilities		**257,868**	**264,601**
Net assets		**(201,069)**	**(75,810)**
Equity			
Contributed equity	29	497,488	466,084
Accumulated losses	30	(742,495)	(579,704)
Reserves	30	43,938	37,810
Total equity		**(201,069)**	**(75,810)**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the year ended June 30, 2025

	Note	Contributed equity US$ (000's)	Share-based payments reserve US$ (000's)	Fair value of investments reserve US$ (000's)	FX translation reserve US$ (000's)	Accumulated losses US$ (000's)	Total equity US$ (000's)
As at July 1, 2023		**320,884**	**11,551**	**1,085**	**20,089**	**(359,462)**	**(5,853)**
Loss for the year*		–	–	–	–	(220,242)	(220,242)
Total comprehensive income and expense for the period		–	–	–	–	(220,242)	(220,242)
Issuance of ordinary shares in September 2023 net of issuance costs $4,765 (includes issuance costs paid to related party of $125)		50,273	–	–	–	–	50,273
Issuance of ordinary share in June 2024 net of issuance costs of $8,904		94,926	–	–	–	–	94,926
Issue of ordinary shares on exercise of options from equity financing		1	–	–	–	–	1
Recognition of share-based payment	37	–	5,085	–	–	–	5,085
Balance at June 30, 2024		**466,084**	**16,636**	**1,085**	**20,089**	**(579,704)**	**(75,810)**
As at July 1, 2024		**466,084**	**16,636**	**1,085**	**20,089**	**(579,704)**	**(75,810)**
Loss for the year*		–	–	–	–	(162,791)	(162,791)
Total comprehensive income and expense for the period		–	–	–	–	(162,791)	(162,791)
Issuance of ordinary share in July 2024 net of issuance costs of $2,829 and investor options fair value $3,444)		31,353	–	–	–	–	31,353
Issue on ordinary shares on exercise options granted under the LTIP plan		31	–	–	–	–	31
Issue of ordinary shares on exercise of options from equity financing		20	–	–	–	–	20
Recognition of share-based payment	37	–	6,128	–	–	–	6,128
Balance at June 30, 2025		**497,488**	**22,764**	**1,085**	**20,089**	**(742,495)**	**(201,069)**

*   Amounts are after tax.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

For the year ended June 30, 2025

	Note	2025 US$ (000's)	2024 US$ (000's)
Cash flows from operating activities			
Interest received		5,715	3,277
Royalty and license income received		175	210
Grant and other income		25	137
Payment of lease interest		(8)	(6)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(174,649)	(170,559)
Taxes paid to US		(300)	–
Research and development tax incentive scheme credit received in cash		10,398	5,926
Net cash flows used in operating activities	33	(158,644)	(161,015)
Cash flows from investing activities			
Purchase of equipment		(13)	(33)
Net cash flows used in investing activities		(13)	(33)
Cash flows from financing activities			
Payment of lease liabilities		(93)	(89)
Proceeds on issue of shares, net of issuance costs	29	34,809	158,818
Net proceeds under the DFA	27	–	85,000
Cash received for ordinary shares issued on exercise of investor options	29	20	–
Cash received for ordinary shares issued on exercise of options under LTIP	29	31	–
Net cash flows provided by financing activities		34,767	243,729
Net increase/(decrease) in cash and cash equivalents		(123,890)	82,681
Effects of exchange rate changes on the balance of cash held in foreign currencies		(138)	601
Cash and cash equivalents at beginning of year		172,471	89,189
Cash and cash equivalents at the end of the year	**18**	**48,443**	**172,471**

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

1. Reporting Entity

Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: c/-Prime Company Compliance Level 9, 505 Little Collins Street, Melbourne, Victoria 3000, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group).

The Group's principal activity is the research and development phase of new drugs for novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

2. Basis of accounting

These financial statements are general purpose financial statements which have been prepared in accordance with the *Corporations Act 2001*, Australian Accounting Standards and Interpretations, and comply with other requirements of the law.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS Accounting Standards).

The financial statements were authorized for issue by the Directors on August 29, 2025.

GOING CONCERN

The consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For the full year ended June 30, 2025, the Group recorded loss after income tax of $162.8 million (2024: loss of $220.2 million) and had net cash outflows from operating activities of $158.6 million (2024: $161.0 million). As of June 30, 2025, the Group had cash and cash equivalents of $48.4 million (June 2024: $172.5 million), net current asset position of $45.9 million (June 2024: $124.1 million).

On March 24, 2025, the Group announced topline data results for the Combination OPT-302 with Aflibercept Study (COAST) phase three clinical trial. It was announced that the primary endpoint of mean change in best corrected visual acuity (BCVA) from baseline to week 52 was not met. Following the negative results of the COAST Phase 3 trial, Opthea determined that the most appropriate course of action for wet aged-related macular degeneration (wet AMD) patients, shareholders, and other stakeholders was to accelerate the Study of OPT-302 in combination with Ranibizumab (ShORe) trial topline data readout. On March 31, 2025 the Group announced that the ShORE phase three clinical trial also did not meet the primary endpoint of mean change in BCVA from baseline to week 52. Following consultation with Ocelot SPV LP and Sanba II Investment Group (together, the "DFA Investors"), the Group agreed to discontinue the development of sozinibercept in wet AMD. Trading in the Group's shares on the Australian Stock Exchange (ASX) and Nasdaq have been suspended since this announcement.

Following the discontinuation of the clinical trials, Opthea's overall strategy has been to streamline its operations, which has resulted in the Group reducing its workforce by over 80 percent, reducing the Board of Directors by over 50 percent and exiting all contracts related to the clinical trials.

The Group also entered negotiations with DFA Investors to settle the Development Funding Agreement (DFA). Under the terms of the DFA, in certain instances the Group may obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety,

Notes to the Consolidated Financial Statements (continued)

bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $Nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur.

On August 19, 2025, Opthea and the DFA Investors reached a binding agreement to terminate the DFA. As part of the settlement arrangements, all parties have entered into an agreement of settlement and release (Settlement Agreement) and an equity subscription deed (Subscription Deed). Under these arrangements, the DFA Investments received from the Group a one-off cash payment of $20.0 million and were collectively issued equity equivalent to 9.99% of the total issued share capital of the Group on a fully diluted basis, being 136,661,003 fully paid ordinary shares with no subscription payment required by the DFA Investors. Upon receipt of the cash amount and issuance of the subscription shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA. The resolution of the DFA obligations results in the Group remaining solvent and liquid.

Following the DFA settlement, the Directors will continue to focus on maximizing shareholder value through the completion of a full strategic review of the business. The first phase of the strategic review will be focused on reformulating its portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering its portfolio of drug candidates to other organs. To implement phase one, Opthea has already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. The Directors and management have forecast that the first phase of the strategic review, together with ongoing operating costs and finalization of operations streamlining in the first half of FY2026, will cost up to $10.0 million.

Following completion of phase one and subject to the successful reformulation of one of its drug candidates targeting VEGF-C and/or VEGF-D, Opthea will look to conduct clinical trials to assess the efficacy of its drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. Similar to previous clinical trials conducted for sozinibercept in wet AMD, it is expected that any future clinical trials would be outsourced to third party providers. The forecast cost of the second phase of the strategic review is variable, depending on whether the reformulation process is successful and the nature and size of clinical trials to be conducted. At present, the Directors and management's best estimate of the costs associated with phase two is in the range of $5 million to $8 million. If, following one or both of these phases, the reformulation of its drug candidate for use in treating other disorders is not considered to be viable or in the best interests of shareholders, the Directors will consider a return of capital to shareholders and ceasing the operations of the Group.

The Group expects that the cash on hand at June 30, 2025 of $48.4 million, will be sufficient to fund its operations into the fourth calendar quarter of 2026, which includes completion of the strategic review process. Due to uncertainties regarding future operations of the Group following the strategic review, and the potential for future clinical trials to assess the efficacy of its drug candidates in other disorders, the Group may need to raise additional funds, the timing and amount of which is unknown at this time. The Group does not have any committed external source of funds and expects to finance future cash needs through public or private equity financings, or potential collaborations within select regions such as the U.S., E.U., Australia, or rest of world markets, to leverage greater market exposure. The Group cannot be certain that additional funding will be available to it on acceptable terms, or at all.

The Directors and management have considered the cash flow forecasts including the funding requirements of the business. They have also considered the Group's key risks and uncertainties affecting the likely development of the business.

Based on this assessment, the Directors and management believe that the Group has adequate funding through its existing cash and cash equivalents balance to continue normal activities, realize its assets, and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the consolidated financial statements on the going concern basis.

Notes to the Consolidated Financial Statements (continued)

There is no guarantee that the Group will be able to reformulate its drug candidates including OPT-302 for use in treating other diseases, that it will be successful in its patent application or that any future clinical trials will be successful. Therefore, a material uncertainty exists that may cast significant doubt as to whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

3. Summary of accounting policies

The consolidated financial statements have been prepared using the material accounting policies and measurement bases summarized below.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain non-current assets and financial instruments such as the Derivative financial liabilities – investor options. All amounts are presented in United States dollars unless otherwise stated.

CHANGE IN PRESENTATION

ROUNDING OFF OF AMOUNTS

The Company is of a kind referred to in *ASIC Corporations (Rounding in Financials/Directors' Reports) Instrument 2016/191* and in accordance with that Corporations instrument amounts in the full year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated. Opthea has applied ASIC-CI 2016/191 for the first time in the current year. Accordingly, the rounding in this full year period, including comparative information, have been presented in accordance with the level of rounding permitted and used in the current period.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company:

- Has power over the investee;
- Is exposed, or has rights, to variable returns from its involvement with the investee; and
- Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Notes to the Consolidated Financial Statements (continued)

FOREIGN CURRENCY TRANSLATION

i. FUNCTIONAL AND PRESENTATION CURRENCY

The functional and presentation currency of the Group is United States dollars (US$).

ii. TRANSACTIONS AND BALANCES

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

FINANCIAL ASSETS AND LIABILITIES

RECOGNITION AND DERECOGNITION OF FINANCIAL ASSETS

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets.

When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

FINANCE INCOME

Almost all of the Group's finance income is earned on short-term bank deposits, and as such, finance income is recognized when the Group's right to receive the payment is established.

PAYABLES

Payables are carried at amortized cost and due to their short-term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

The amounts are unsecured and are usually paid within 30 days of recognition.

Notes to the Consolidated Financial Statements (continued)

FINANCIAL LIABILITIES – DFA

Financial liabilities are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions which would be recognized through the consolidated statement of profit or loss and other comprehensive income.

AMORTIZED COST AND EFFECTIVE INTEREST METHOD

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability.

Interest expense is recognized in profit and loss and is included in the "Interest expense on DFA" line item.

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTIONS

Derivative financial liabilities relate to investor options and are recognized in the Group's statement of financial position when the Group becomes a party to the contractual provisions of the instrument. These options are considered a derivative as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss Transaction costs that are directly attributable to the issue of derivative financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

At every reporting period, the Company reviews the fair value of the investor option which can be measured against the current trading value of the options on ASX. It is expected that a revaluation will result in a non-cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit and Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized.

EQUIPMENT

Equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over their useful economic lives as follows:

- Equipment and furniture – 3 to 10 years; and
- Leasehold improvements – 8 years or the term of the lease if shorter.

The assets' residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

An item of plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal.

Notes to the Consolidated Financial Statements (continued)

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. The Company considers that the capitalization may only be considered after regulatory approval.

As of June 30, 2025 and 2024, the Group is in the research phase and has not capitalized any development costs to date.

PROVISIONS AND EMPLOYEE BENEFITS

i. WAGES, SALARIES, ANNUAL LEAVE AND SICK LEAVE

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in current provisions in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognized when the leave is taken and are measured at the rate paid or payable.

ii. LONG SERVICE LEAVE

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

SHARE-BASED PAYMENT TRANSACTIONS

The Group provides benefits to Directors and employees (including key management personnel) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Bionomial, Black Scholes and Monte Carlo models are used to value the options issued.

The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are considered achievable (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.

CONTRIBUTED EQUITY

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

Notes to the Consolidated Financial Statements (continued)

REVENUE RECOGNITION

License revenue in connection with licensing of the Group's intellectual property (including patents) to customers is recognized as a right to use the Group's intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales-based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group's intellectual property is accounted for as a performance obligation satisfied at a point in time.

The following consideration is received in exchange for licenses of intellectual property:

- Up-front license fees – these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer.
- Sales-based royalties – these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied.

During the years ended June 30, 2025 and 2024, the Group's only revenue related to sales-based royalties.

INCOME TAX

CURRENT TAX

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income.

The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group's lead candidate, sozinibercept. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group's financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.

The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 *Income Taxes*.

Notes to the Consolidated Financial Statements (continued)

DEFERRED TAX

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not give rise to equal taxable and deductible temporary difference.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets (or credits) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance date.

Income taxes relating to items recognized directly in equity are recognized directly in equity and not in profit or loss.

TAX CONSOLIDATION LEGISLATION

Tax consolidation is a system adopted by the ATO that treats a group of entities as a single entity for tax purposes. Opthea Limited and its 100% owned Australian domiciled subsidiary formed a tax consolidated group effective July 1, 2003. The head entity, Opthea Limited, and its controlled entity, Vegenics Pty Ltd, are current members of the tax consolidated group and account for their own current and deferred tax amounts. Members of the tax consolidated group have adopted the "separate taxpayer within group" method to allocate the current and deferred tax amounts to each entity within the Group.

This method requires adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Group or that have a different tax consequence at the level of the Group.

The head entity, which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss.

OTHER TAXES

Revenues, expenses, assets and liabilities are recognized net of the amount of GST except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

- Receivables and payables are stated with the amount of GST included.

Notes to the Consolidated Financial Statements (continued)

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

4. Critical accounting judgments and key sources of estimation uncertainty

In applying the Group's accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions.

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

RESEARCH AND DEVELOPMENT COSTS

The majority of Opthea's expenditure is incurred as a result of clinical trials for sozinibercept. During the years ended June 30, 2025 and 2024, Opthea progressed Phase 3 wet age-related macular degeneration (wet AMD) trials. A key measure of Opthea's performance is the level of expenditure incurred on the research of sozinibercept.

Judgment is required in relation to:

- The classification of expenses in the income statement between research and development costs and operating expenses; and
- Whether costs relate to R&D, and consequently if they meet the capitalization criteria under AASB 138 *Intangible Assets*.

The Directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2025 and 2024. The development costs may be considered for capitalization post receiving regulatory approval.

DFA

The Group's accounting policy for DFA requires judgment around the determination of it having the characteristics of a debt instrument. The payments received under the DFA have been recorded as a financial liability in the Group's consolidated statement of financial position.

Following the discontinuation of the clinical trials, the Group exercised significant judgement in the valuation of the DFA at reporting date, including consideration of whether the loan has been discharged, suspended or modified. In the absence of a termination event, judgement was applied in determining the best estimate for the value of the liability being the funds received accreted with interest at the reporting date. Refer to Note 27 for further information.

Notes to the Consolidated Financial Statements (continued)

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTIONS

The Group's accounting for Investor Options requires judgments as these are options with an exercise price denominated in a currency that differs from an entity's functional currency and are treated as a derivative where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Judgment is required in determining whether the offer was made on a pro-rata basis, which impacts the accounting of the options. Such derivatives measured at fair value with subsequent changes in fair value accounted for through profit and loss. Refer to Note 14 and 25 for further information.

TAXATION

RESEARCH AND DEVELOPMENT TAX INCENTIVE

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgments are required as to the R&D tax incentive refundable offset eligibility in respect of:

- The Group's ability to make claims and its continued compliance under the scheme;

- R&D and other supporting costs previously approved by Australian tax authorities;

- Estimated amounts, timing and geographical location of costs related to the projects for which applications have been approved to date; and

- Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure.

For the years ended June 30, 2025 and 2024, the Group has recognized an R&D tax incentive receivable of $7.2 million and $10.4 million respectively within the Consolidated Statement of Financial Position, with a corresponding amount recognized within income tax benefit within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

The R&D tax incentive receivable as at June 30, 2025 and 2024 is based on the legislation as currently enacted as at June 30, 2025 and 2024, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the years ended June 30, 2025 and 2024, no such changes have occurred.

Investment tax credits such as the R&D tax incentive are outside of the scope of AASB 112 *Income Taxes* and AASB 120 *Accounting for Government Grants and Disclosure of Government Assistance*. Based on the guidance in AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with AASB 112 or with AASB 120.

In the Group's opinion, the R&D tax incentive should be presented by analogizing to AASB 112 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations:

- The R&D tax incentive is considered an income tax offset which will be offset against the Group's tax obligation if and when the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidated revenue is currently below $20 million, if and when the Group generates revenue in excess of $20 million the R&D tax incentive will become non-refundable and can only be offset against any future income tax payable by the Group.

- The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group's annual income tax return.

The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre-issuance reviews. Refer to Note 16 for further information.

Notes to the Consolidated Financial Statements (continued)

FUNCTIONAL CURRENCY

Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group's underlying transactions, events and conditions as they relate to generating and expending cash.

4.2 KEY SOURCES OF ESTIMATION UNCERTAINTY

DEVELOPMENT FUNDING – FINANCIAL LIABILITY

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA Investors was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet.

The Group measures the overall development financing liability at amortised cost which is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Refer to Note 27 for further information.

DERIVATIVE FINANCIAL LIABILITIES – INVESTOR OPTION

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, the Group uses the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss. Refer to Note 14 and 25 for further information.

SHARE-BASED PAYMENT TRANSACTIONS

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models, Black-Scholes models or Monte Carlo models. The related assumptions are detailed in Note 37. The accounting estimates and assumptions relating to equity-settled share-based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share-based payments change, this could have a material impact on the amounts recognized in equity and employee-related expenses. Refer to Note 37 for further information.

Notes to the Consolidated Financial Statements (continued)

5. Application of new and revised Accounting Standards

NEW AND AMENDED ACCOUNTING STANDARDS THAT ARE EFFECTIVE FOR THE CURRENT YEAR

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current year. New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group.

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

NEW AND REVISED AUSTRALIAN ACCOUNTING STANDARDS AND INTERPRETATIONS ON ISSUE BUT NOT YET EFFECTIVE

Certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Company.

AASB 18 *PRESENTATION AND DISCLOSURE IN FINANCIAL STATEMENTS*

The Directors have not yet evaluated the impact that the new and revised Accounting Standards, interpretations and amendments will have on the Group's financial statements.

6. Segment information

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and the US, respectively.

The Group is focused primarily on developing a novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

The Chief Financial Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards.

There is only one segment for segment reporting purposes, and the information reviewed by the Chief Financial Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group's only revenue stream in the current and prior financial years is royalty income generated from licenses granted in respect of the Group's intellectual property that are unrelated to the Group's core business and the development of novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3. and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income of US$25 thousand (2024: US$125 thousand) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Notes to the Consolidated Financial Statements (continued)

7. Revenue

	2025 US$ (000's)	2024 US$ (000's)
Sales-based royalties	25	125
Total revenue	**25**	**125**

8. Other income

	2025 US$ (000's)	2024 US$ (000's)
Grant and other income	121	137
Total other income	**121**	**137**

9. Research and development expenses

	2025 US$ (000's)	2024 US$ (000's)
Employee benefits expenses:		
Salaries and fees	10,211	4,809
Severance	4,544	–
Cash bonuses	1,741	1,425
Superannuation	361	182
Share-based payments expense	883	1,300
Total employee benefits expense	**17,740**	**7,716**
Payroll tax	782	295
Research insurance	255	322
Research project costs[1]	108,055	167,993
Total research and development expenses	**126,832**	**176,326**

1. The research project costs relate to the research programs in respect to the treatment of eye diseases by sozinibercept.

Notes to the Consolidated Financial Statements (continued)

10. Administrative expenses

	2025 US$ (000's)	2024 US$ (000's)
Administrative expenses		
Employee expenses:		
Salaries and fees	5,662	3,946
Severance	3,450	–
Cash bonuses	1,768	708
Superannuation	223	120
Share-based payments expense	5,245	3,785
Total employee benefits expense	**16,348**	**8,559**
Other expenses:		
Insurance	1,413	1,669
Investor relations costs	602	383
Audit and accounting	833	526
Travel expenses	508	744
Payroll tax	408	187
Legal fees	2,961	1,304
Advisory fees	156	8
Consultancy costs	2,432	709
Other expenses	3,324	1,586
Total other expenses	**12,637**	**7,116**
Depreciation of:		
Equipment and furniture	7	19
Right-of-use asset	84	84
Total depreciation expense	**91**	**103**
Total administrative expenses	**29,076**	**15,778**

Notes to the Consolidated Financial Statements (continued)

11. Finance income

	2025 US$ (000's)	2024 US$ (000's)
Interest income	5,532	3,395
	5,532	**3,395**

12. Interest expense on DFA

	2025 US$ (000's)	2024 US$ (000's)
Interest expense on DFA	46,457	30,263
	46,457	**30,263**

The interest expense on DFA is non-cash interest at the imputed rate of 23%.

13. Gain on remeasurement of financial liability – DFA

	2025 US$ (000's)	2024 US$ (000's)
Gain on remeasurement of financial liability – DFA	–	387
	–	**387**

Refer to disclosures in Notes 4.1, 4.2 and 27.

Notes to the Consolidated Financial Statements (continued)

14. Fair value gain (loss) on derivatives – investor options

	2025 US$ (000's)	2024 US$ (000's)
Fair value (gain)/loss on derivative – investor options issued in September 2023 (2023 Investor options)	(14,344)	11,193
Fair value (gain)/loss on derivative – investor options issued in June/July 2024 (2024 Investor options)	(13,928)	31
Fair value (gain)/loss – investor options on conversion to shares	(11)	–
	(28,283)	**11,224**

Refer to Notes 25 and 29.

15. Net foreign exchange loss

	2025 US$ (000's)	2024 US$ (000's)
Net foreign exchange loss	1,334	107
	1,334	**107**

Exchange differences arising on the translation of monetary items are recognized in the consolidated statement of profit or loss and other comprehensive income.

16. Income tax

	2025 US$ (000's)	2024 US$ (000's)
(a) INCOME TAX BENEFIT		
Statement of Profit or Loss and Other Comprehensive Income Current tax		
Current income tax credit	(240)	(986)
Deferred tax	7,187	10,398
	6,947	9,412
Deferred tax		
In respect of the current year	–	–
Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	**6,947**	**9,412**
(b) CURRENT TAX RECEIVABLE		
Research and Development Tax Incentive Credit receivable	7,187	10,398

Notes to the Consolidated Financial Statements (continued)

(c) NUMERICAL RECONCILIATION BETWEEN AGGREGATE INCOME TAX BENEFIT RECOGNIZED IN THE STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AND BENEFIT CALCULATED PER THE STATUTORY INCOME TAX RATE.

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group's applicable income tax rate is as follows:

	2025 US$ (000's)	2024 US$ (000's)
Accounting loss before tax	(169,738)	(229,654)
At the Company's statutory income tax rate of 25% (2024: 30%)	42,435	68,896
R&D tax incentive on eligible expenses	7,187	10,398
Non-deductible R&D expenditure	(4,131)	(7,175)
Other non-deductible expenses – share-based payment expense	(1,532)	(1,525)
Amount of temporary differences and carried forward tax losses not recognized	(37,012)	(61,182)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	6,947	9,412

(d) RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES IN STATEMENT OF FINANCIAL POSITION

Deferred income tax at June 30 relates to the following:

Deferred tax liabilities:

	2025	2024
Interest and royalty income receivable (future assessable income)	(29)	(77)
	(29)	(77)
Deferred tax assets related to temporary differences:		
Accrued expenses and other liabilities	569	201
Employee provisions	225	190
Other miscellaneous items	2,852	3,340
	3,646	3,731
Net deferred tax assets	3,617	3,654
Less: temporary differences not recognized	(3,617)	(3,654)
Net deferred tax recognized in the statement of financial position	–	–

(e) CARRY FORWARD UNRECOGNIZED TAX LOSSES

The Group had income tax losses of $148,978 thousand and capital losses of $391 thousand at year end (2024: income tax losses of $124,807 thousand and capital losses of $412 thousand) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

Notes to the Consolidated Financial Statements (continued)

(f) FRANKING CREDIT BALANCE

Franking credits are a type of tax credit in Australia that is available to the Group's shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% is A$227 thousand (2024 30%: A$227 thousand), which represents the amount of franking credits available for the subsequent financial year.

Franking credits are not recognized in the consolidated statement of financial position.

17. Earnings per share

	2025 US$ (000's)	2024 US$ (000's)
The following reflects the income used in the basic and diluted earnings per share computations:		
(a) EARNINGS USED IN CALCULATING EARNINGS PER SHARE		
Net loss attributable to ordinary equity holders of the parent	(162,791)	(220,242)
(b) WEIGHTED AVERAGE NUMBER OF SHARES		
Weighted average number of ordinary shares on issue for basic earnings per share	1,224,697,353	638,202,922
Effect of dilution:		
Share options	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution	1,224,697,353	638,202,922
Loss per share (basic and diluted in cents)	(13.29)	(34.51)

On June 14, 2024 the Company announced a capital raising which involved an additional 139,627,846 ordinary shares and options that represent potential ordinary shares of 189,428,654.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED Plan) plans would generally be included in the calculation due to the conditions of the issuance being satisfied.

As the Group is in a loss position, all options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

At June 30, 2025, a total number of 43,989,083 options/rights (2024: 35,300,000), 11,981,716 ADS options that represent 8 ordinary shares for each ADS held (2024:6,550,000) and 287,214,294 (2024: 240,708,149) investor options were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the option plans listed below.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Notes to the Consolidated Financial Statements (continued)

ORDINARY OPTIONS

	2025 No.	2024 No.
NED Plan	27,500,000	21,000,000
LTIP	13,589,083	11,400,000
	41,089,083	**32,400,000**

PERFORMANCE RIGHTS

These rights related to the following option plans:

	2025 No.	2024 No.
NED Plan	650,000	650,000
LTIP	2,050,000	2,250,000
	2,700,000	**2,900,000**

ADS OPTIONS

These rights related to the following option plans:

	2025 No.	2024 No.
NED Plan	–	–
LTIP – Extended terms	107,716	277,000
LTIP	6,979,543	6,273,000
	7,087,259	**6,550,000**

INVESTOR OPTIONS

	2025 No.	2024 No.
2023 investor options – listed	97,787,612	97,822,109
2024 investor options – listed	189,426,682	142,886,040
	287,214,294	**240,708,149**

As of June 30, 2025 24,554,341 outstanding options and rights were exercisable as of that date (2024: 20,024,203).
As of June 30, 2025 2,138,378 outstanding ADS options were exercisable as of that date (2024: 537,914).

Notes to the Consolidated Financial Statements (continued)

18. Current assets – cash and cash equivalents

	2025 US$ (000's)	2024 US$ (000's)
Cash at bank and in hand	14,030	91,729
Short-term deposits	34,413	80,742
Total cash and cash equivalents	**48,443**	**172,471**

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short-term deposits are with a major Australian bank and are made for varying periods of between 30 and 61 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At year end, the average rate was 4.23% (2024: 4.71%).

19. Current assets – receivables

	2025 US$ (000's)	2024 US$ (000's)
Interest receivable	97	281
GST receivable	301	1,071
Other receivable	21	74
Total current receivables	**419**	**1,426**

The GST and other receivables are non-interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2024: $Nil).

20. Current assets – prepayments

	2025 US$ (000's)	2024 US$ (000's)
Launch Service Agreement	–	2,700
R&D Contract Research Organization	–	223
Insurance	608	609
Other prepayments	142	365
Total current prepayments	**750**	**3,897**

The insurance amount predominantly relates to relates to directors and officers insurance.

Notes to the Consolidated Financial Statements (continued)

21. Non-current assets – right-of-use assets

The Group has a three-year lease contract for its head office premises in Melbourne, Australia which commenced on July 15, 2022. The agreement does not contain any extension options. The carrying amount of the lease at June 30, 2025 is as follows:

	2025 US$ (000's)	2024 US$ (000's)
Right-of-use asset cost		
Opening balance as at July 1	534	534
Additions	–	–
	534	**534**
Right-of-use asset depreciation		
Opening balance as at July 1	(450)	(366)
Charge to the period	(84)	(84)
	(534)	**(450)**
Net carrying amount at June 30	**–**	**84**

22. Non-current assets – prepayments

	2025 US$ (000's)	2024 US$ (000's)
Prepayments	–	467
Total non-current prepayments	**–**	**467**

23. Current liabilities – payables

	2025 US$ (000's)	2024 US$ (000's)
Creditors (unsecured)	9,736	38,060
Payroll related tax liability	–	44
Total current payables	**9,736**	**38,104**

Creditors are non-interest bearing and are normally settled on 30-day terms.

Notes to the Consolidated Financial Statements (continued)

24. Current liabilities – provisions

	2025 US$ (000's)	2024 US$ (000's)
Annual leave	825	762
Long service leave	314	256
Total current provisions	**1,139**	**1,018**

25. Current liabilities – derivative financial liabilities investor options

	2025 Number outstanding	2024 Number outstanding	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	240,708,149	–	24,840	–
Fair valuation upon listing in September – 2023	–	97,823,852	–	3,163
Fair valuation upon issuance in June – 2024	–	142,886,040	–	10,454
Fair valuation upon issuance in July – 2024	46,542,614	–	3,444	–
Fair value of conversion of options to shares	(36,469)	(1,743)	(12)	(1)
Fair value loss on investor options at reporting date – 2023 Investor options	–	–	(14,344)	11,193
Fair value loss on investor options at reporting date – 2024 Investor options	–	–	(13,928)	31
Total derivative financial liabilities	**287,214,294**	**240,708,149**	**–**	**24,840**

EQUITY AND INVESTOR OPTIONS 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and at June 30, 2025 management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OA).

Notes to the Consolidated Financial Statements (continued)

EQUITY AND INVESTOR OPTIONS 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after the prior year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 18, 2024 at A$0.10 and at year end, management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OB).

Under AASB 9 *Financial Instruments* and AASB 132 *Financial Instruments: Presentation*, options with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative where not all existing equity investors are offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. Options with an exercise price of A$0.80 and A$1.00 meet this requirement as not all investors were offered to participate in the equity raise on a pro rata basis and the Company has presented the fair value of these options as a current liability on the consolidated statement of financial position. As these options are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these options expire, the non-cash option liability is reversed through the consolidated statement of profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the option derivative or when options expire unexercised.

At June 30, 2024, the Company used the quoted price as the fair value of the options, considering that the 2023 options are traded on the Australian Securities Exchange. The 2024 options were fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years and the implied volatility of the traded options.

At June 30, 2025, management assessed the fair value of the 2023 and 2024 options at $0 due to the ongoing trading suspension (ASX: OPT-OA, OPT-OB).

Notes to the Consolidated Financial Statements (continued)

26. Current liabilities – Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending July 14, 2025, using an incremental borrowing rate of 3%. The Company did not renew the lease for any further periods.

	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	93	182
New lease	–	–
Payments	(93)	(89)
Carrying amount at June 30	**–**	**93**
Maturity analysis:		
Year 1	–	98
Year 2	–	–
	–	**98**
Less: unearned interest	(–)	(5)
	–	**93**
Analyzed into:		
Current portion	–	93
Non-current portion	–	–
	–	**93**

	2025 US$ (000's)	2024 US$ (000's)
Amounts recognized in profit or loss:		
Depreciation expense of right-of-use asset	84	84
Lease finance costs	8	6
Expense relation to leases of low value assets	–	–
	92	**90**

Notes to the Consolidated Financial Statements (continued)

27. Non-current liabilities – financial liabilities – DFA

	2025 US$ (000's)	2024 US$ (000's)
Carrying amount at July 1	200,536	85,660
Funding at fair value	–	85,000
Interest expense on DFA* (includes amounts to related parties $32,792 (2024: $24,698))	46,457	30,263
Gain on remeasurement of financial liability – DFA	–	(387)
Total non-current financial liabilities	**–**	**200,536**
Total current financial liabilities	**246,993**	**–**

In August 2022, Ocelot, an affiliate of Carlyle and Abingworth, committed to provide Opthea no less than US$120.0 million and up to a maximum of US$170.0 million (the additional US$50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co-investor (such co-investor, together with Ocelot are referred to as the "DFA Investors") contributing funding of US$50 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there had been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot. The amounts of US$120 million and US$50 million committed under the DFA had been received in cash in prior periods. Pursuant to the DFA, Opthea was required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, pursuant to certain development timelines set forth therein.

In return, Opthea was to pay to Carlyle and Abingworth (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union ("Regulatory Approval"), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharged once Carlyle and Abingworth had received a total of four times their investment. The Group evaluated the DFA and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Carlyle and Abingworth was not considered substantive and genuine.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months.

Pursuant to the DFA, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors the required payment amounts or upon certain termination events under the DFA.

Accordingly, the Company had recorded payments received under the DFA as part of a development financing liability in its consolidated balance sheets. The Group accounted for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability was to be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the DFA were capitalized and recorded as a reduction to the carrying amount of the development funding liability and was also to be amortized to interest expense using the effective interest method.

Notes to the Consolidated Financial Statements (continued)

In certain instances which may have resulted upon the termination of the DFA, the Group was obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if Regulatory Approval is not obtained. The DFA also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of US$Nil, US$229.5 million, US$255.0 million, US$467.5 million or US$680.0 million if a termination event is to occur. No termination event was called by the DFA Investors up to the date of approval of these financial statements.

On March 31, 2025, the Company announced that following the negative results of the COAST Phase 3 trial, the Company determined that the most appropriate course of action for wet AMD patients, shareholders and other stakeholders of the Company was to accelerate the ShORe trial topline data readout. Both Phase 3 trials did not meet their primary endpoint and following the negative results of both the COAST and ShORE trials, the Company in consultation with the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD with immediate effect and agreed that this decision did not constitute a termination event under the DFA under sections 13.4.2 Termination for Fundamental Material Breach, 13.4.3 Termination for Material Breach, 13.4.8 Termination for Safety Concerns or 13.4.10 Termination for JSC Decision. Following the termination of the sozinibercept wet AMD program, the Company reduced its work force, exited all contracts related to the clinical trials and had active discussions with the DFA Investors on a potential settlement of the DFA agreement. These settlement discussions were ongoing at June 30, 2025.

At June 30, 2025, the DFA Investors had right to terminate the agreement in the event of development product failure. Section 13.4.5.2 *Development Product Failure* of the DFA does not contemplate the obligations of the Company where the agreement is terminated following negative trial results achieved and the Company does not elect to continue development of the product where the primary endpoint in such trial is not achieved. The Company exercised significant judgement in the estimation of the DFA obligation at June 30, 2025 and evaluated that, in the absence of a termination event, the contractual obligation of the Company in terms of the DFA were not discharged, cancelled or modified at June 30, 2025. Accordingly, the Group continued to account for the development funding liability at amortised cost being the funds invested of US$170 million and interest accreted at the original interest rate of approximately 23%, which reflects the estimated return on the instrument. The Group considered this to be the best estimate of the contractual obligation in the absence of the specific terms in the DFA of the amounts repayable where the primary endpoint in such trial is not achieved. Although the DFA Investors have not called a termination event, the right to terminate under section 13.4.5.2 *Development Product Failure* remained with the Investors at June 30, 2025 and therefore the Company did not have a right to defer settlement of the liability for at least twelve months after the reporting period. The liability was reclassified from non-current to current in the current year.

On August 19, 2025, the Company and the DFA Investors agreed to a settlement, with the DFA Investors receiving a cash payment of US$20 million and a 9.99% equity stake in the Company, equivalent to 136,661,003 ordinary shares. The settlement arrangement includes termination of the DFA and a release of the DFA Investors' security interest and liens over the Company's assets. The security interest was terminated upon the Company entering into a settlement agreement with the DFA Investors on August 19, 2025 and payment by the Company of US$20 million and the issuance of a 9.99% equity interest in the Company.

Notes to the Consolidated Financial Statements (continued)

28. Non-current liabilities – provisions

	2025 US$ (000's)	2024 US$ (000's)
Long service leave	–	10
	–	**10**

29. Contributed Equity

	2025 US$ (000's)	2024 US$ (000's)
(a) ORDINARY SHARES		
Issued and fully paid at June 30	497,488	466,084
Movement in ordinary shares:		
Opening balance	466,084	320,884
Issue of shares on exercise of options granted under the LTIP	31	–
Recognition of Investor options		
Issue of shares on exercise of options from Entitlement Offer	20	1
Issue of shares in September 2023, net of issuance costs of $4,765	–	50,273
Issue of shares in June 2024, net of issuance costs of $8,904	–	94,926
Issue of shares in July 2024, net of issuance costs of $2,829 and investor options fair value of $3,444	31,353	–
	497,488	**466,084**

Ordinary shares on issue:	No:	No:
Opening balance	1,091,466,771	467,159,434
Issue of shares on exercise of options granted under the LTIP	185,922	–
Issue of share on exercise of options from Entitlement Offer	36,469	1,743
Issue of shares from Placement and Institutional Offer	–	195,647,457
Issue of shares from Entitlement Offer	139,627,846	428,658,137
	1,231,317,008	**1,091,466,771**

Notes to the Consolidated Financial Statements (continued)

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2025, amounted to $497,488 thousand (1,231,317,008 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2025 the Company issued 139,627,846 ordinary shares for net proceeds of $31,353 thousand via an institutional offer in July 2024.

EQUITY AND INVESTOR OPTIONS – 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$40.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every two new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of one new option for every two new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90 million (US$58 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed September 21, 2023 at A$0.05 and management assessed the fair value at year end A$0 due to ongoing trading suspension (ASX: OPT-OA).

EQUITY AND INVESTOR OPTIONS – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every three new shares issued under the Placement, and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of one new option for every three new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 18, 2024 at A$0.12 and management assessed the fair value at year end $0 due to ongoing trading suspension. (ASX: OPT-OB).

(b) OPTIONS GRANTED TO DIRECTORS AND EMPLOYEES

The Company has two share-based payment schemes, the Long-Term Incentive Plan (LTIP) and Non-Executive Director Share and Option Plan. Options to subscribe for the Company's shares have been granted under these plans to certain employees and directors.

The Company granted 16,127,200 option/rights over ordinary shares and 6,133,500 ADS options under these plans during the year ended June 30, 2025 (Note 37). These options/rights has a weighted average fair value at grant date of $0.32 per option and $2.42 per ADS options. During the year ended June 30, 2025 156,250 options granted and 7500 ADS options under the LTIP and NED Plan were exercised.

At June 30, 2025, the Company has 28,150,000 Non-Executive Director options that remain unexercised. There were 13,500,000 options with an expiry of November 2034, 4,500,000 options November 2033, 6,150,000 options with expiry of November 2032, 2,000,000 options April 2026, and 2,000,000 options October 2025.

Notes to the Consolidated Financial Statements (continued)

(c) CAPITAL MANAGEMENT

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. Refer to Notes 27 and 39 for additional information. When managing share capital, management's objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company's constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises.

30. Accumulated losses and reserves

	2024 US$ (000's)	2024 US$ (000's)
(a) MOVEMENTS IN ACCUMULATED LOSSES WERE AS FOLLOWS:		
Balance at July 1	(579,704)	(359,462)
Net loss for the period	(162,791)	(220,242)
Balance at June 30	(742,495)	(579,704)
(b) RESERVES		
Fair value of investments reserve (i)	1,085	1,085
Share-based payments reserve (ii)	22,764	16,636
Foreign translation reserve (iii)	20,089	20,089
Total reserves	43,938	37,810
(i) MOVEMENT IN FAIR VALUE OF INVESTMENTS RESERVE:		
Opening balance	1,085	1,085
Closing balance	1,085	1,085
(ii) MOVEMENT IN SHARE-BASED PAYMENTS RESERVE:		
Opening balance	16,636	11,551
Share-based payments expense	6,128	5,085
Exercise of options	–	–
Closing balance	22,764	16,636
(iii) MOVEMENT IN FOREIGN TRANSLATION RESERVE:		
Opening balance	20,089	20,089
Gain/loss on translation	–	–
Closing balance	20,089	20,089

Notes to the Consolidated Financial Statements (continued)

(c) NATURE AND PURPOSE OF RESERVES

FAIR VALUE OF INVESTMENTS RESERVE

This reserve records fair value changes on listed investments. As at June 30, 2025 and 2024 no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

SHARE-BASED PAYMENT RESERVE

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

FOREIGN CURRENCY TRANSLATION RESERVE

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in a prior years.

31. Financial risk management objectives and policies

The Group's principal financial assets comprise cash, receivables and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management practices. The objective is to support the delivery of the Group's financial targets whilst protecting future financial security.

The Group's other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group's financial assets and liabilities are interest rate risk, foreign currency risk and liquidity risk.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Liquidity risk is monitored through future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarized below.

RISK EXPOSURES AND RESPONSES

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post-tax (losses) or profits for a range of sensitivities. These can be seen in the post-tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post-tax (loss)/profit impact.

Notes to the Consolidated Financial Statements (continued)

(i) INTEREST RATE RISK

The Group's exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia's largest banks.

The objective of managing interest rate risk is to minimize the Group's exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short-term deposits for varying periods of between 30 days and 92 days, depending on the short and long-term cash requirements of the Group which is determined based on the Group's cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with the DFA Investors. Due to the structure of the DFA Agreement, the Group has determined that there is no interest rate risk. Refer to Note 27 and Note 39.

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2025 and 2024.

At June 30, 2025, if interest rates moved, with all variables held constant, post-tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2025 US$ (000's)	2024 US$ (000's)
+ 0.50% (50 basis points) (2024: + 0.50%)	120	283
– 0.50% (50 basis points) (2024: – 0.50%)	(120)	(283)

The post-tax figures include an offset for tax losses (bringing the tax effect to $Nil) for the year ended June 30, 2025 (2024: $Nil). Significant assumptions used in the interest rate sensitivity analysis include:

- The reasonably possible movement of 0.5% was calculated by taking the interest rates as at balance date, moving these by plus and minus 0.5% and then re-calculating the interest on term deposits with the 'new-interest-rate'.

- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next 12 months from balance date.

Notes to the Consolidated Financial Statements (continued)

(ii) FOREIGN CURRENCY RISK

As a result of services provided by non-related entities in Australia, Canada, United Kingdom and Europe, part of the Group's monetary assets and liabilities are affected by movements in the exchange rate.

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies.

	Consolidated			
2025	AUD 2025 US$ (000's)	EURO 2025 US$ (000's)	GBP 2025 US$ (000's)	CAD 2025 US$ (000's)
Financial assets				
Cash	7,581	–	–	–
Receivables	26	–	–	–
Financial liabilities				
Payables	(3,225)	–	(6)	(5)
Other financial liabilities	–	–	–	–
Net exposure	4,382	–	(6)	(5)

	AUD 2024 US$ (000's)	EURO 2024 US$ (000's)	GBP 2024 US$ (000's)	CAD 2024 US$ (000's)
2024				
Financial assets				
Cash	131,914	–	–	–
Receivables	486	–	–	–
Financial liabilities				
Payables	(2,350)	(488)	(3)	(13)
Other financial liabilities	–	–	–	–
Net exposure	130,050	(488)	(3)	(13)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2025 and 2024.

At June 30, 2025 and 2024, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post-tax (loss)/profit impact	
Judgments of reasonably possible movements	2025 US$ (000's)	2024 US$ (000's)
Consolidated		
AUD/USD +10% (2024: +10%)	(299)	(9,006)
AUD/USD −10% (2024: −10%)	365	11,007

Notes to the Consolidated Financial Statements (continued)

The reasonably possible movements at June 30, 2025 are higher than at June 30, 2024 due mainly to the net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

- The reasonably possible movement of 10% was calculated by taking the currency spot rates as at balance date, moving these by 10% and then re-converting the currencies into US with the 'new-spot-rate'. This methodology reflects the translation methodology undertaken by the Group.

- The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next 12 months from balance date.

- Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

(iii) CREDIT RISK

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and receivables. The Group's exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv) LIQUIDITY RISK

Liquidity risk arises from the financial liabilities of the Group and the Group's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months, current and non-current liabilities. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. Refer to Notes 27 and 39. The Group's objective is to maintain an appropriate cash asset balance to fund its operations.

As outlined in Note 2, the Group expects that the cash on hand at June 30, 2025 will be sufficient to fund its operations into the fourth calendar quarter of 2026, which includes completion of the strategic review process. Due to uncertainties regarding future operations of the Group following the strategic review, and the potential for future clinical trials to assess the efficacy of OPT-302 in other disorders, the Group may need to raise additional funds, the timing and amount of which is unknown at this time.

The table below reflects undiscounted cash flows of the financial liabilities.

Notes to the Consolidated Financial Statements (continued)

	Consolidated				
June 30, 2025	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
Non-derivative liabilities					
Payables	2,916	2,916	–	–	2,916
Accrued expenses	6,820	6,820	–	–	6,820
Financial liabilities – DFA	246,992	–	246,992	–	246,992
Total	**256,728**	**9,736**	**246,992**	**–**	**256,728**

	Consolidated				
June 30, 2024	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
Non-derivative liabilities					
Payables	9,472	9,472	–	–	9,472
Accrued expenses	28,482	27,278	1,204	–	28,482
Financial liabilities – DFA	200,536	–	–	731,000	731,000
Total	**238,490**	**36,750**	**1,204**	**731,000**	**768,954**

32. Related party disclosures

(a) SUBSIDIARIES

	Parent equity % equity interest	
Name of company	2025 %	2024 %
Vegenics Pty Ltd[1]	100	100
Opthea US Inc[2]	100	100

1. Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited.
2. Opthea Limited is the ultimate parent entity. Opthea US was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited.

(b) TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below:

• Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea. Anshul Thakral resigned from the Opthea board of directors effective June 2, 2025 and therefore Ocelot, Launch Tx and Saama Technologies are no longer entities related to the Group at year end.

Notes to the Consolidated Financial Statements (continued)

TRADING TRANSACTIONS

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated purchase of services	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	32,793	24,699
Launch Tx	9,900	2,700
Mr Lawrence Gozlan	275	–
Saama Technologies	121	343

Transactions with Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

Transactions with Mr Lawrence Gozlan, a director of the Company, related to Consultancy fees for the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital raises. In the option of the Directors, these duties are outside the scope of the ordinary duties of a Non–Executive Director.

	Consolidated amounts owed to related parties	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	–	141,555
Launch Tx	–	–
Mr Lawrence Gozlan	–	–
Saama Technologies	–	–

Amounts owed to Ocelot relate to the DFA and carry an effective interest rate of 23% (refer to Note 27). Included in the interest expense on DFA for the year is an amount due to related parties of $32,793 thousand (2024: $24,699 thousand).

	Consolidated amounts owed by related parties[1]	
	2025 US$ (000's)	2024 US$ (000's)
Ocelot	–	–
Launch Tx	2,250	3,150
Mr Lawrence Gozlan	–	–
Saama Technologies	–	24

Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx. Amounts paid to Saama Technologies in regard to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28, 2023, Mr. Lawrence Gozlan, a Director of the Company, and the Company entered into a Consultancy Agreement of up to US$300 thousand in respect of the provision of services associated with managing, overseeing

Notes to the Consolidated Financial Statements (continued)

and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement was effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125 thousand for the year ended June 30, 2024.

On September 19, 2024, Mr Lawrence Gozlan, a Director of the Company, and the Company entered into a Consultancy Agreement of up to US$275 thousand in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital Raising. The consultancy agreement was effective for the financial year June 30, 2025. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in the Statement of Income under Consultancy costs of US$275 thousand for the year ended June 30, 2025.

33. Cash flow statement reconciliation

(a) RECONCILIATION TO CASH AT THE END OF THE YEAR

	2025 US$ (000's)	2024 US$ (000's)
Cash at bank and in hand (Note 18)	48,443	172,471
	48,443	172,471

(b) RECONCILIATION OF NET LOSS AFTER TAX TO NET CASH FLOWS FROM OPERATIONS

	2025 US$ (000's)	2024 US$ (000's)
Net loss for the year	(162,791)	(220,242)
Adjustments for:		
Income tax benefit recognized in profit or loss	(6,947)	(9,412)
Net loss on disposal of non-current assets	3	–
Write off of Property, Plant and Equipment	50	–
Depreciation of non-current assets	7	19
Depreciation of right-of-use asset	84	84
Share-based payments expense	6,128	5,085
Interest expense on DFA*	46,457	30,263
Gain on remeasurement of financial liability – DFA	–	(387)
Fair value loss on investor warrants	(28,283)	11,224
Net foreign exchange differences	1,334	107
	18,833	36,983
Changes in working capital:		
Payables	(29,517)	19,503
Receivables	1,007	(790)
Prepayments	3,614	(1,675)
Provisions	112	266
Net cash flows used in operating activities before tax	(168,742)	(165,955)
R&D tax incentive received	10,398	5,926
Current US tax paid	(300)	(986)
Net cash flows used in operating activities	**(158,644)**	**(161,015)**

* Development Funding Agreement ("DFA").

Notes to the Consolidated Financial Statements (continued)

34. Commitments

(i) CONTRACTED AND COMMITTED RESEARCH PROJECTS AND LICENSE COMMITMENTS

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2025 US$ (000's)	2024 US$ (000's)
Within one year	85	27,383
After one year but not more than five years	60	3,504
After more than five years	–	15
	145	30,902

Currently, the largest Research contract has a 60-day termination clause and all commitments have been limited to a six-month commitment.

(ii) COMMERCIAL COMMITMENTS

The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT-302 for launch and pre-marketing phase. Expenditure commitments relating to these activities are payable as follows:

	2025 US$ (000's)	2024 US$ (000's)
Within one year	–	63
After one year but not more than five years	–	–
After more than five years	–	–
	–	63

Currently, the largest contract has a 60-day termination clause and all commitments have been limited to a six-month commitment.

35. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one year total $Nil (2024: $Nil) and those which could become payable in more than one year total $1,224 thousand (2024: $1,084 thousand).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The Group had a bank guarantee outstanding at June 30, 2025 in respect of a rental deposit for its office premises and credit card facility of A$210 thousand (US$138 thousand) (2024: A$64 thousand (US$38 thousand)).

Notes to the Consolidated Financial Statements (continued)

36. Key management personnel

(a) COMPENSATION OF KEY MANAGEMENT PERSONNEL

	2025 US$ (000's)	2024 US$ (000's)
Short-term employee benefits	5,172	3,416
Post-employment benefits	175	105
Termination benefits	1,070	475
Share-based payments expense	3,039	3,215
Total compensation	9,456	7,211

Details of the key management personnel are included within the Remuneration Report section of the Directors' Report.

(b) OTHER TRANSACTIONS AND BALANCES WITH DIRECTOR AND KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES

There were no Director and key management personnel related party transactions during the current or prior financial year other than those disclosed in Note 32.

37. Share-based payments

(a) RECOGNIZED SHARE-BASED PAYMENT EXPENSES

The expense recognized for share-based payments during the year is shown in the table below:

	2025 US$ (000's)	2024 US$ (000's)
Expense arising from equity-settled share-based payment transactions:		
Director and employee services received	6,128	5,085

(b) NON-EXECUTIVE DIRECTOR AND EMPLOYEE SHARE OPTION PLANS

During the 2015 financial year, the Group introduced an ownership-based compensation scheme for non-executive directors, executives and senior employees, the Long-Term Incentive Plan (LTIP) and Non-Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non-executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares.

Each employee share option converts into one ordinary share of Opthea Limited on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights and are not transferable. Options may be exercised at any time from the date of vesting to the date of their expiry.

The number of options granted is subject to approval by the Board and rewards executives and senior employees to the extent of the Group's and the individual's achievement judged against both qualitative and quantitative criteria as determined by the Board on a case-by-case basis.

Notes to the Consolidated Financial Statements (continued)

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	January 31, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	November 30, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.000	October 18, 2031	September 30, 2024
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2022
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2023
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.460	June 5, 2032	June 6, 2025
LTIP – employee FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
LTIP – employee FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2023
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2032	December 13, 2024
LTIP – employee FY2023	December 13, 2022	$0459	$0.644	December 13, 2032	December 13, 2025
LTIP – employee FY2023	December13, 2022	$0459	$0.644	December 13, 2032	December 13, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2024
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2025
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2026
LTIP – employee FY2024	September 18,2023	$0.153	$0.264	September 17, 2033	September 18, 2027
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2024
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2025
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2026
LTIP – employee FY2024	October 10, 2023	$0.157	$0.205	October 9, 2033	October 10, 2027
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2024
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2025
LTIP – employee FY2024	November 30, 2023	$0.236	$0.261	November 30, 2033	November 30, 2026
LTIP – employees FY2025	September 16, 2024	$0.278	$0.418	September 15, 2034	Monthly for 36 months
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2022

Notes to the Consolidated Financial Statements (continued)

Options/rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
NED Plan FY2021	October 12, 2020	$1.050	$3.240	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.240	$2.160	October 11, 2024	October 11, 2024
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	$0.880	$1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	$0.469	$0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.672	$0.000	November 16, 2032	November 16, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2024
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2025
NED Plan FY2024	November 30, 2023	$0.213	$0.382	November 29,2033	November 30, 2026
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	Monthly for 36 months
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2024
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2025
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2026
NED Plan FY2025	November 15, 2024	$0.200	$0.426	November 14, 2034	November 15, 2027

There has been no alteration of the terms and conditions of the above share-based payment arrangements since the grant date.

Notes to the Consolidated Financial Statements (continued)

The vesting condition of options granted under the LTIP for ADS Options to US staff.

ADS Options	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employees FY2022	October 18, 2021	4.970	7.625	October 18, 2031	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	January 10, 2022	5.228	7.515	January 10, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	March 1, 2022	4.116	6.009	March 1, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	April 18, 2022	4.171	6.090	April 18, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	May 23, 2022	4.953	7.116	May 23, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	June 1, 2022	5.175	7.445	June 1, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2022	June 20, 2022	3.886	5.522	June 20, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	July 1, 2022	4.718	6.350	July 1, 2032	25% of options upon first anniversary and then quarterly thereafter for the next 12 quarters
LTIP – employees FY2023	October 24, 2022	3.479	4.850	October 24, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	October 28, 2022	3.457	5.170	October 28, 2032	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	January 16, 2023	3.560	4.929	January 16, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	February 1, 2023	3.935	5.238	February 1, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	February 13, 2023	3.602	5.150	February 13, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2023	April 18, 2023	2.384	3.545	April 18, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	October 27, 2023	1.110	1.660	October 26, 2033	25% on first Anniversary then monthly for 24 months
LTIP – employees FY2024	October 27, 2023	0.691	1.660	October 26, 2033	Hurdles December 31, 2027 and December 31, 2028
LTIP – employees FY2024	November 1, 2023	1.082	1.660	November 1, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	November 20, 2023	1.327	1.830	November 19, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	November 22, 2023	1.316	1.890	November 21, 2033	25% on first, second, third and fourth Anniversary
LTIP – employees FY2024	February 1, 2024	1.940	2.760	February 1, 2034	25% on first Anniversary then monthly for 36 months

Notes to the Consolidated Financial Statements (continued)

ADS Options	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – employees FY2024	April 1, 2024	2.820	4.140	March 31, 2034	Over 18 month period or otherwise determined by board
LTIP – employees FY2024	April 3, 2024	2.770	3.950	April 2, 2034	Monthly for 36 months
LTIP – employees FY2024	April 8, 2024	2.640	3.750	April 7, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2024	May 1, 2024	2.310	3.340	April 30, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2024	June 3, 2024	1.860	2.660	June 2, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	2.130	3.150	Sept 15, 2034	Monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	1.518	3.150	Sept 15, 2034	Hurdles December 31, 2027 and December 31, 2028
LTIP – employees FY2025	Sept 16, 2024	2.170	3.150	Sept 15, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	2.180	3.150	Sept 15, 2034	Monthly for 36 months
LTIP – employees FY2025	Sept 16, 2024	1.170	3.150	December 9, 2026	Fully vested on separation
LTIP – employees FY2025	November 4 , 2024	2.530	4.340	November 3, 2034	25% on first Anniversary then monthly for 36 months
LTIP – employees FY2025	November 4 , 2024	2.020	3.300	November 3, 2034	25% on first Anniversary then monthly for 36 months

Notes to the Consolidated Financial Statements (continued)

(c) FAIR VALUE OF SHARE OPTIONS GRANTED

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past four or five years.

	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP – employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP – employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP – employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP – employees FY2022	0.955	nil	0.955	na	10 years	0%	n/a	n/a
LTIP – employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
LTIP – employees FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
LTIP – employees FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
LTIP – employees FY2023	0.643	0.644	0.459	75.00%	7 years	0%	3.30%	Binomial
LTIP – employees FY2024	0.238	0.263	0.153	67.50%	6.5 years	0%	4.10%	Binomial
LTIP – employees FY2024	0.225	0.205	0.157	67.50%	7 years	0%	4.30%	Binomial
LTIP – employees FY2024	0.334	0.261	0.236	67.50%	6.5 years	0%	4.20%	Binomial
LTIP – employee FY2025	0.431	0.282	0.279	70.24%-74.54%	5.04-6.5 years	0%	3.45%-3.57%	Black-Scholes
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial
NED Plan FY2023	0.672	0.672	0.469	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
NED Plan FY2024	0.334	0.382	0.334	67.50%	6.5 years	0%	4.20%	Binomial
NED Plan FY2025	0.200	0.423	0.198	60.14-70.14%	5-5.6 years	0%	4.40%	Black-Scholes

Notes to the Consolidated Financial Statements (continued)

FAIR VALUE OF AMERICAN DEPOSITORY SHARES OPTIONS GRANTED

Where relevant, the expected life used in the model has been adjusted based on management's best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility.

	Grant date share price US$	Exercise price US$	Per ADS options US$	Expected volatility	ADS options life	Dividend yield	Risk free interest rate	Model used
LTIP – employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP – employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP – employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP – employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP – employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial
LTIP – employee 2023	6.600	6.350	4.718	75.00%	7 years	0%	2.90%	Binomial
LTIP – employee 2023	4.810	4.850	3.479	75.00%	7 years	0%	4.30%	Binomial
LTIP – employee 2023	4.850	5.170	3.457	75.00%	7 years	0%	4.10%	Binomial
LTIP – employee 2023	4.959	4.929	3.560	75.00%	7 years	0%	3.60%	Binomial
LTIP – employee 2023	5.450	5.238	3.935	75.00%	7 years	0%	3.50%	Binomial
LTIP – employee 2023	5.030	5.150	3.602	75.00%	7 years	0%	3.80%	Binomial
LTIP – employee 2023	3.360	3.545	2.384	75.00%	7 years	0%	3.60%	Binomial
LTIP – employee 2024	1.660	1.660	1.110	67.50%	6.5 years	0%	4.90%	Binomial
LTIP – employee 2024	1.660	1.660	0.691	67.50%	7.6 years	0%	4.90%	Binomial
LTIP – employee 2024	1.630	1.660	1.082	67.50%	6.5 years	0%	4.70%	Binomial
LTIP – employee 2024	1.920	1.830	1.327	67.50%	7 years	0%	4.50%	Binomial
LTIP – employee 2024	1.920	1.890	1.316	67.50%	7 years	0%	4.50%	Binomial
LTIP – employee 2024	2.760	2.760	1.830	71.71%	6 years	0%	3.81%	Binomial
LTIP – employee 2024	3.030	3.030	2.740	71.64%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	4.140	4.140	3.160	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	3.950	3.950	3.010	70.68%	6 years	0%	4.34%	Binomial
LTIP – employee 2024	3.750	3.750	2.490	70.72%	6 years	0%	4.43%	Binomial
LTIP – employee 2024	3.290	3.340	2.180	70.76%	6 years	0%	4.65%	Binomial
LTIP – employee 2024	2.660	2.660	1.750	69.85%	6 years	0%	4.41%	Binomial
LTIP – employee 2025	3.325	3.150	1.520	70.00%	4.29 years	0%	3.37%	Monte Carlo
LTIP – employee 2025	3.330	3.150	2.130	70.24-74.54%	5-6.5 years	0%	3.38-3.45%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	2.170	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	2.180	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP – employees FY2025	3.330	3.150	1.170	73.73%	1.23 years	0%	3.81%	Black-Scholes
LTIP – employees FY2025	4.210	4.340	2.530	68.00% – 87.00%	5.1-7 years	0%	4.18-4.25%	Black-Scholes
LTIP – employees FY2025	3.300	3.300	2.020	69.00%-87.53%	5.1-7 years	0%	4.17-4.24%	Black-Scholes
Contractor – 2024	3.030	3.030	2.020	71.64%	6 years	0%	4.27%	Binomial
Contractor – 2024	4.140	4.140	2.740	70.68%	6 years	0%	4.34%	Binomial

Notes to the Consolidated Financial Statements (continued)

(d) MOVEMENTS IN SHARE OPTIONS/RIGHTS DURING THE YEAR

The following reconciles the share options/rights outstanding at the beginning and end of the year:

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	35,300,000	0.89	25,450,000	1.04
Granted during the year:				
To employees and directors under the LTIP and NED Plan	16,127,200	0.65	9,850,000	0.30
Exercised during the year	(156,250)	0.21	–	–
Expired during the year	(7,481,867)	2.71	–	–
Balance at end of year	43,789,083	0.51	35,300,000	0.89
Exercisable at end of year	24,354,341	0.60	20,024,203	1.18

The share options outstanding at the end of the year has a weighted average exercise price of $0.63 (2024: $1.18) and a weighted average remaining contractual life of 2,677 days (2024: 2,135 days).

(e) MOVEMENTS IN ADS OPTIONS DURING THE YEAR

The following reconciles the ADS options outstanding at the beginning and end of the year:

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	5,748,000	2.64	1,505,000	5.8
Granted during the year:				
To employees and directors under the LTIP and NED Plan	6,333,500	3.53	4,768,000	1.97
Exercised during the year	(7,500)	1.89	–	–
Expired during the year	(5,094,457)	2.90	(525,000)	5.62
Balance at end of year	6,979,543	3.26	5,748,000	2.64
Exercisable at end of year	2,138,378	3.52	537,914	6.01

The ADS options outstanding at the end of the year has a weighted average exercise price of $3.52 (2024: $6.01) and a weighted average remaining contractual life of 3,159 days (2024: 3,329 days).

Notes to the Consolidated Financial Statements (continued)

(f) MOVEMENTS IN CONTRACTOR ADS OPTIONS DURING THE YEAR

The following reconciles the ADS options outstanding at the beginning and end of the year.

	June 30, 2025		June 30, 2024	
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	277,000	3.14	–	–
Granted during the year:				
To employees and directors under the LTIP and NED Plan	–	–	–	–
To contractors under additional Terms	–	–	277,000	3.14
Exercised during the year	–	–	–	–
Expired during the year	(169,284)	3.14	–	–
Balance at end of the year	107,716	3.14	277,000	3.14
Exercisable at end of year	107,716	3.14	39,220	3.16

38. Auditor's remuneration

The auditor of Opthea Limited is Deloitte Touche Tohmatsu.

	2025 A$	2024 A$
Deloitte and related networks firms:		
Audit or review of the financial report of the entity and any other entity in the consolidated group	$554,700	$562,950
Statutory assurance services required by legislation to be provided by the auditor	–	–
Other assurances and agreed-upon procedures under other legislation or contractual arrangements	–	–
	$554,700	$562,950

39. Events after the balance sheet date

On August 19, 2025, Opthea announced the successful completion of a settlement agreement with the Development Funding Agreement investors. This settlement includes a payment of US$20 million plus equity placement of 9.99% of share capital, facilitating the release of liens of security over the Company assets. Following the completion of clinical trials activities and the resolution of the Development Funding Agreement, Dr Fred Guerard, CEO, will depart the Company on September 1, 2025 while Tom Reilly, CFO and Sujal Shah, Director will depart on September 15, 2025.

Besides the above, there are no other matters or circumstances that have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Notes to the Consolidated Financial Statements (continued)

40. Parent entity information

The accounting policies of the parent entity, which have been applied in determining the financial information shown below, are the same as those applied in the consolidated financial statements. Refer to Note 3 for significant accounting policies relating to the Group.

(a) FINANCIAL POSITION

	2025 US$ (000's)	2024 US$ (000's)
Current assets	49,956	186,318
Non-current assets	–	96
Total assets	**49,956**	**186,413**
Current liabilities	(6,319)	(62,161)
Non-current liabilities	(246,992)	(200,546)
Total liabilities	**(253,311)**	**(262,707)**
Net assets	**(203,355)**	**(76,293)**
Issued capital	497,488	466,084
Accumulated losses	(744,838)	(580,244)
Employee equity benefits reserve	22,764	16,636
Fair value of investments reserve	1,085	1,085
Foreign currency translation reserve	20,146	20,146
Total shareholders' equity	**(203,355)**	**(76,293)**

(b) FINANCIAL PERFORMANCE

	Year ended June 30, 2025 US$ (000's)	Year ended June 30, 2024 US$ (000's)
Loss of the parent entity	(164,594)	(220,113)
Other comprehensive income	–	–
Total comprehensive loss of the parent entity	(164,594)	(220,113)

Notes to the Consolidated Financial Statements (continued)

(c) PARENT ENTITY CONTRACTUAL COMMITMENTS FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

The parent entity does not have any contractual commitments for the acquisition of property, plant and equipment for the year ended June 30, 2025 (2024: $Nil).

(d) PARENT ENTITY CONTINGENT LIABILITIES

The Company is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one-year total Us$Nil (2024: $Nil) and those which could become payable in more than one year total $1,224 thousand (2024: $1,085 thousand).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The parent entity had a bank guarantee outstanding at June 30, 2025 in respect of a rental deposit for its office premises of A$57 thousand (US$38 thousand) (2024: A$65 thousand, US$38 thousand).

Opthea Limited had a bank guarantee outstanding at June 30, 2025 in respect of security for US credit card facility of US$100 thousand A$153 thousand (2024: Nil).